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                        FOR:            MAXXIM MEDICAL, INC.

                        APPROVED BY:    Peter M. Graham
                                        Executive Vice President
                                        727/561-2100

                        CONTACTS:       Mary Lugris
                                        Investor Relations
                                        727/561-2100
                                        Morgen-Walke Associates
                                        Andrea Kaimowitz/Katherine Mittelbusher
                                        Press: Darren Brandt
FOR IMMEDIATE RELEASE                   212/850-5600
---------------------

                    MAXXIM MEDICAL ANNOUNCES COMMENCEMENT OF

                      TENDER OFFER FOR CIRCON CORPORATION

CLEARWATER, FLORIDA, NOVEMBER 30, 1998 -- MAXXIM MEDICAL, INC. (NYSE: MAM) announced today that MMI Acquisition Corp., its wholly owned subsidiary, has commenced a cash tender offer to purchase all of the outstanding shares of Circon Corporation (Nasdaq: CCON) at a price of $15.00 per share.

         The offer is being made pursuant to the previously announced merger agreement with Circon Corporation. The offer is subject to certain conditions, including among other things, the tender of at least a majority of the shares of Circon outstanding on a fully diluted basis and the expiration of the applicable waiting period under the Hart-Scott-Rodino Act. The offer and withdrawal rights are scheduled to expire at 5:00 pm., New York City time, on Tuesday, January 5, 1999, unless the offer is extended.

         Maxxim Medical is a major, diversified manufacturer, distributor and marketer of disposable specialty medical products such as custom procedure trays, medical gloves, electrosurgical systems and disposable products for use in cardiology, radiology and critical care. Maxxim has annual revenues in excess of $500 million.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the Offer to Purchase and the related Letter of Transmittal which are being mailed to stockholders today. Additional copies of such documents can be obtained by contacting, MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500 (collect) or call toll free at (800) 322-2885.

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